Filed by Here Media Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Subject Company: PlanetOut Inc.
Registration Statement No. 333-156726
Transcript of January 26, 2009 Conference Call
     Nothing in this transcript shall constitute a solicitation to buy or an offer to sell shares of Here Media Inc., the new public company formed in connection with the transaction described in the conference call transcribed below. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement. Stockholders are urged to read the Preliminary Proxy Statement/Prospectus that is included in the registration statement on Form S-4 concerning this transaction on file with the Securities and Exchange Commission because it contains important information. Investors may obtain this document for free from the SEC’s web site at www.sec.gov or from PlanetOut’s website at www.planetoutinc.com under the tab “Investor Center” and then under the item “SEC filings”.
     PlanetOut and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PlanetOut’s stockholders with respect to the proposed transaction. Information regarding PlanetOut and its directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 11, 2008 and in other public filings made from time to time with the SEC, which are available on the SEC’s website. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, are set forth in the registration statement and Proxy Statement/Prospectus and other documents filed or to be filed with the SEC in connection with the proposed transaction.

FINAL TRANSCRIPT
LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
Event Date/Time: Jan. 26. 2009 / 5:00PM ET

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
CORPORATE PARTICIPANTS
Karen Magee
PlanetOut — CEO
Paul Colichman
Here Networks and Regent Entertainment Media — President and CEO
Steve Jarchow
Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the PlanetOut, Here Networks and Regent Entertainment Media announced merger to create Here Media Inc. My name is Jerry and I will be your coordinator for today. At this time, all participants are in a listen-only mode. (Operator Instructions).
Also, we will be facilitating a question-and-answer session toward the end of today’s conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to your host for today’s call, Ms. Karen Magee, CEO of PlanetOut. Please proceed, ma’am.
Karen Magee — PlanetOut — CEO
Thank you. Good afternoon, and welcome to PlanetOut’s conference call to discuss the proposed business combination with Here Networks and Regent Entertainment Media Inc. I’m Karen Magee, PlanetOut’s Chief Executive Officer. Joining me on the call today is Dan Steimle, PlanetOut’s Chief Financial Officer; Paul Colichman, Chief Executive Officer and President of Here Networks and Regent Entertainment Media; Steve Jarchow, Chairman of the Board of Directors of Here Networks and Regent Entertainment Media; and Tony Shyngle, Chief Accounting Officer of Here Networks and Regent Entertainment Media.
By now you should have received a copy of or have access to the January 9 press release announcing the proposed business combination, the agreement and plan of merger, and the preliminary proxy statement prospectus that PlanetOut and Here Media Inc., the newly-formed holding company filed with the SEC. All of these documents are posted on the IR section of PlanetOut’s corporate website at www.PlanetOutInc.com.
As a reminder, during the course of the call, we may make forward-looking statements regarding future events or performance. We caution you that the actual events or results may differ materially from those forward-looking statements, and we refer you to the documents we have filed with the SEC, including the PlanetOut quarterly report on Form 10-Q for the quarter ended September 30, 2008 and other public filings, including our preliminary proxy statement prospectus.
These documents identify factors and risks that could cause our actual results to differ materially from the forward-looking statements. We do not undertake an obligation to update any forward-looking information we provide today.
I will begin today’s call with a discussion of the reasons behind the proposed merger and some background on PlanetOut’s businesses, and will then turn it over to Paul and Steve to provide a description of the Here Networks and Regent Entertainment Media businesses and their vision for the combined business going forward.

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
As many of you are aware, the last several years for PlanetOut have been difficult. In late 2006, shortly after I became CEO, it became clear that given challenges in our travel business and a need to make a significant reinvestment to completely rebuild the heart of our Company, our flagship website Gay.com, we would need access to more capital.
We secured a loan with OREX, and in early 2007, we explored a wide array of strategic alternatives, including the possible sale of the Company. Unfortunately, the effort to sell the Company was unsuccessful and we proceeded to raise funds through a [pipe] financing in the summer of 2007.
With that financing, we were able to eliminate our debt and embark on a strategy to streamline our operations and focus our energy and our capital on the businesses that the Board and I believed were core to our growth going forward.
— Gay.com and our leading magazine brands Out, and The Advocate.
We sold our travel business and discontinued our international operations. We exited our e-commerce business. We also endeavored to sell our adult publishing and e-commerce business, and we took steps to reduce overhead wherever we could.
At the same time, we began a 15-month effort to rebuild Gay.com on an entirely new hardware and software platform, and developed a strategy to lace the rest of our content-oriented Internet properties together in a more cohesive and monetizable way.
In an effort to increase the profitability of our publishing business, we invested in our editorial products and rate-based growth, consistent with our strategy to leverage our content and our audience across our Internet and print properties. However, an incredibly challenging magazine publishing market and significant turnover in our ad sales organization resulted in a continued negative financial outlook for our publishing business.
Our online revenue streams were also under pressure, largely due to issues with our product offering’s increased competition, and questions in the advertising market about the ongoing viability of our Company. Having cut as much cost as we believed we could without sacrificing the effort to rebuild our website, engaged Allen & Company in January 2008 to explore all strategic alternatives available to us, including the possible sale of the Company.
As you will read in our preliminary proxy statement, this was a lengthy process that was further complicated by the worsening economic situation. A desire to reduce our losses as quickly as possible and preserve cash, combined with what appeared to be primarily different interested buyer groups, led us to separate the sales process with respect to our print and online assets, and complete the sale of our publishing business to Regent Entertainment Media in the spring and summer of 2008.
On the heels of divesting our publishing assets, we launched the new Gay.com at the end of September. That was an enormous effort and in the ensuing months, we have made great progress in improving the new Gay.com’s stability and performance, and addressing the inevitable list of bugs that surface in a new product. Most importantly, we now have a website which utilizes industry standard hardware and software, and we believe provides a flexible platform for enhancement and growth going forward.
The completion of our effort to relaunch Gay.com was an important accomplishment for our Company. However, as we look ahead to increasingly competitive consumer and advertising markets and a deeply challenged economic outlook, we do not believe we can count on improved revenue performance at this time. Accordingly, we are taking major steps to reduce our expenditures even further, and last week, announced a significant reduction in our workforce.
Given the evolving media landscape, I believe our proposed business combination with Here Networks and Regent Entertainment Media is absolutely the right move from a strategic and financial point of view. I believe the opportunity to distribute quality video content, such as that produced by Here Networks, across multiple channels, while leveraging a leading collection of powerful brands and URLs in the LGBT space is truly exciting.

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
I also believe that Paul Colichman and Steve Jarchow are exactly the sort of passionate, creative and entrepreneurial leaders that are needed to realize the full value of this opportunity.
Finally, I believe that this transaction and the resultant company, Here Media Inc., will be a win for our stockholders and for the LGBT community.
Our Board considered many factors in reaching a decision to make the recommendation to you, our stockholders, to combine PlanetOut with Here Networks and Regent Entertainment Media. Without question, the most important in my mind is the strategic fit between PlanetOut, Here Networks, and Regent Entertainment Media. The complimentary nature of our businesses and that our client bases, the potential for a significant content technology, costs and revenue synergies, I believe will position the combined Company to be able to compete more effectively than PlanetOut would be able to on a stand-alone basis.
In addition, I expect the $4.7 million in cash that Here and Regent are contributing to the new Company will provide important stability, at least in the near-term. I also believe that the opportunity for PlanetOut’s stockholders to become stockholders of and participate in the potential growth of a larger, better-positioned company than PlanetOut on its own, is a powerful one.
Here Media will have more diverse assets, including and most importantly, video content, a broader online network, and larger subscriber and advertiser basis. We believe that there will be meaningful synergies from the proposed business combination resulting from cost savings programs, which are anticipated to result primarily from downsizing the workforce across our organizations and eliminating duplicate infrastructure, advertising, communication, professional fees and other expenses.
We also expect to realize revenue synergies, primarily from leveraging a large and diverse audience, bundled sales of Gay.com magazine and Here TV subscriptions, and across platform advertising sales. Without question, the combined Company will have a leading, and it could be argued, the leading collection of media assets focused exclusively on the LGBT market, and as a result, will be able to provide a broader set of opportunities to advertisers wishing to reach this highly attractive market.
And on this note, I would now like to turn it over to Paul Colichman, so that he can tell you more about his businesses and the tremendous potential that he sees in combining these leading LGBT assets. Paul?
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
Hello. I’m going to try to flip through this PowerPoint with you all, but I’m sure I will go off-message consistently, as I am prone to. So, if anyone would like to ask specific questions, again, while we go through the PowerPoint, click on the top of your screen, type them in, and we’ll try to integrate your questions on the subject we’re speaking about.
We have our grand first page, The 21st Century Entertainment Company; the Safe Harbor, which I’m going to click right through because why? It’s the Safe Harbor. And we’ll go on to the transaction objectives.
An integrated media company in a rapidly-evolving multi-platform world. Here are the basic issues, and we’re going to speak more about them in the pages to come. But the way people are viewing, quote, television is changing so quickly and so dramatically, that it’s affecting every aspect of the visual entertainment business. And we have been focused, really, Steve and my entire careers, on creating media images, creating film, creating television.
As we started approaching the Here Network originally five years ago and we were focusing on the LGBT niche, one of the big missions from moment one was, are we creating positive media images for our community? And that’s a big piece of our mission statement for the Company, because no community really moves forward until they have good strong positive media images of themselves. And getting those images out to as many people as possible in any way they want to get them is an essential part of our business plan.

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Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
But in order to have a business plan, you have to have a business that works. So obviously, in order to fulfill our mission as a company, an essential part of that is that the Company is a profitable company — it has a business plan that is with the zeitgeist of today’s business and not looking backwards.
So, with each of our assets, when we started them individually, as we started bundling them, we kept having an eye towards the future. When we purchased the magazines from PlanetOut, everyone goes, oh, my gosh. Why do you want to be in the magazine business? The magazine business is terrible. Everyone is selling their magazines.
Well, that may be true; we didn’t feel like we were entering the magazine business. We were buying brands. And Advocate and Out, in particular, were two of the very best brands in this space. When we talk to any of the advertisers that we spoke to and you mention The Advocate brand, whether they’re straight or gay or whether they’re 20 or they’re 60, they knew The Advocate brand; it was meaningful to them.
And so for us, when we were buying the magazines, we were buying the brands. And it was our job to take those brands across platform and to make sure that we weren’t just viewing it as being in the magazine business, but viewing ourselves as being in the cross-platform business.
The reason I bring that up at this early stage in the PowerPoint is the transaction objectives remain similar for the properties we’re talking about now. It’s not so much about buying a social network per se, or the brands per se; it’s how you take that social network and those brands into the future; how you integrate them with the other assets of the Company to achieve the mission of the Company — positive media images for our community on a go-forward basis within a business that is a profitable, strong business.
Because that’s part of our media image — running a profitable, strong business is part of our image as a community. This is an important company in that regard. And it’s important for it to succeed in that regard.
So, we’ll go through what the new and diverse revenue streams are. We will — the cost reductions are — we will go through some of them, but basically it’s pretty straightforward stuff. These companies do a lot of the same things. So there is a lot of overhead that overlaps. And obviously we are going to rationalize that fairly quickly.
Also, we are content in our orientation as a company. We’ve always been producers and people who created content. We’re not software developers. So we do come out — the take of the Company is slightly differently. We don’t really view it as a technology company; we view it as a content company that uses many, many technologies.
And the cross-promotional synergies are, of course, also obvious. The mantra of our staff is content is marketing; content is marketing. Don’t go buy an ad; create a piece of content that excites people about your brand so that they will get involved with your other products.
So, those are the objectives of this transaction. They have also been the objectives of our Company since we started on our GLBT initiative shortly after we produced Gods and Monsters, and realized we actually had a knack for this stuff.
Move to the next page. [Just] a moment there.
Now let’s kind of talk about media in general. I’m not going to read the quote to you; it speaks for itself. But what it really speaks to is that basic cable networks in general, the concept of basic and broadcast cable is an embattled concept for everyone — gay, straight, doesn’t make any difference. Whatever the company has, if you’re relying on those revenues for your bottom line, you’re facing a problem right now.

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Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
One of the main reasons is people aren’t watching commercials. If you talk to your friends, find out how many people are actually sitting and watching commercials. When I speak anecdotally to my friends, almost no one is. Everyone has a DVR, and those that actually watch television on television still, tend to tape it on their DVR and skip the commercials.
That means if you’re an advertiser, you’re paying for a spot, but you’re not really sure what you’re getting. That’s a problem for advertisers. And although advertisers are still spending huge amounts of money on basic cable, most of them aren’t very happy about it, because they don’t feel like they have that engaged viewer who’s actually watching their ad.
What’s really happened is we’ve grown trained to not watch ads. Back before the DVR, we all just watch ads. It was something that everyone just did. We accepted it as part of the bargain of watching television. And it really was, because it’s what paid for television.
Well, when technology arrived, and I remember my first replay TV that automatically skipped the commercials, which I thought, wow, that’s really amazing, when people could start skipping the commercials, they can. Once they can, they do. Once you have that ability — everyone goes, yes, I watch the news at night but I start it 10 minutes late so I can skip the commercials. It’s a problem. It’s a problem — marketing people want to reach those consumers.
So, you can either wring your hands and say it’s a problem or you could say, all right, let’s just skip that altogether. Let’s move to where the audience is going and be a part of the next wave of success, as opposed to crying about the fact that things have changed; because, of course, things are always changing.
I lived through the music business, and there was a business that disappeared within a 12-month period of a time almost, as listeners started getting their content in a different way. And all of a sudden, the sale of CD’s was not the mother lode that it once was; anything but.
I think we’re going through a similar period right now in video entertainment. I think it’s pretty clear to everybody involved —there’s a lot of analysts on this call who are a lot smarter than I that will probably say the same thing. But clearly, viewing patterns are shifting away from traditional ad-supported TV, to get back to the bullet point.
In order to — if you want to show your content in ways other than the traditional ways of showing it, you need to reduce your production costs significantly. So you can essentially shape the costs to the revenues; you can have a profitable model. And one of the exciting aspects, and frankly, one of the main reasons we want to do this particular venture, is the next real step is the integration of social networks with content. And when we get to the next slide, there was a great example last week of it.
But integrating professionally produced content to enhance user experience. And I need to underline that professionally produced content point, because if you’re an advertiser, you’re not putting your ad in general on user-generated content. There’s copyright issues, there’s branding issues — do you want your brand next to something that has not been professionally produced, professionally edited, with a professional media company? And the answer is you probably don’t.
Only a small percentage of the videos on YouTube, in spite of this enormous reach, can actually have ad support to go with them. A very small percentage — I forget what the percentage is, but it’s like 3%; double-check me on the exact number, but it’s a small number.
So that’s not a revenue model. And again, we have to be responsible for creating a revenue model. So although it’s cool that lots of people — submitting their user-generated videos onto a site and having lots of traffic, how do you monetize that traffic? You can’t put ads on the user-generated video. You can put banner adds on the pages, but those are becoming less fashionable right now. Again, that’s not the zeitgeist of the time; buying more just-standard online advertising is not growing nearly as quickly as video ads.

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Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
So, you get the idea. We’ll keep going. I’ve already dealt with part of this. Up there in the corner, CNN kicked everyone’s butt last week when they integrated Facebook users live with the inauguration. And it was actually just a great way to watch the inauguration and incredibly 21st century in its approach. And they won — you know, pretty much every major trade said CNN hit it out of the park by integrating these things.
And keep in mind that with Gay.com, we have a social network — yes, on some of it, we go, everyone says, oh, you compete with Facebook. You know, you do and you don’t. And the reason you don’t is because anyone who says, I’m going to be the next Facebook, is probably somewhat delusional. It could happen; that’s not reliable.
What we have is a social network that’s aimed at a particular niche. And Peter Chernin from Fox was quoted recently on TV, where he said — Soon, everyone will have multiple profiles on different social networks. Of course, he was hoping to have most of them on MySpace. But the people will have multiple profiles.
A Gay.com profile is for your gay identity. It’s for — when you identify with that, with our community, and that may be different than your Facebook profile. Maybe it’s for political reasons that it’s different. Maybe it’s for social reasons, but it’s different. And one of the things that was most notable here at The Advocate during the election was the palpable change in energy after Prop 8 passed.
We have a lot of 20-somethings and young people who have not been involved in activism in the past. And they all basically had an assumption that California was a liberal state and that there would be no way that Prop 8 could pass. And when it did, it literally awakened a giant — the gay youth of America are now awake. They now realize that it can happen to them. And where Harvey Milk may have succeeded in his Prop 6 initiatives back in the day, we failed in Prop 8 and in other states as well.
And the need for everyone younger and older in our community to have their gay identity is becoming increasingly important. And Gay.com provides that resource. It provides a place where the community can get together for everything from political activism to entertainment to dating. There is — it’s such a flexible tool now that’s been redesigned. There’s room for women’s issues, there’s room for all kinds of issues that previously were kind of left by the wayside by the old technology. The stage has been set to allow this very diverse and powerful tool to do its job.
But in order to do its job, in my belief, you need professional content produced by our own community driving those positive media images to give it its full value and life — both the social networking giving life to the professional content and professional content giving life to the social network.
So, again, to go back to the slides for just a moment — I’m really bad at staying on message, so I apologize — but it’s really talking about that online advertising experiencing slower growth, and that video advertising experienced greater growth; user generated sites are losing marketshare to studio-produced or professionally-produced sites; and the engagement of social networks. And one of the things that’s really strong on Gay.com is the chat function. And so, chat combined with professional content — very, very powerful and dynamic.
So, we will move to the next page. And — there. Is it up there yet? Up there it is. So, for shorthand, we’re calling this the Gay Hulu. I don’t know how many of you have used Hulu, but I use it all the time. I think it’s great. And it really is one of those future sites where 21st century television lives today in a world where mega-broadband is growing by the moment. And it’s going to continue to grow because it’s just great, and once you get on it, you never want to get off of it. Everything moves so quickly, and the video pictures are so beautiful.
As the world heads into mega-broadband, servicing video content through it is going to become what we used to think of as television, whether that mega-broadband actually is attached to a TV or to a computer or a mobile device. And — I just got a note from my assistant — explain what Hulu is. Okay. All right.

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Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
Hulu is a professional content site that is used by Fox and Universal, among others, to play the same content that is often being played right on TV. So, if you for any reason miss the episode of 24 that you wanted to see because you were out that night and forgot to DVR it, good news; you can go to Hulu and you can watch that episode of 24.
And what’s great about it is because they’re realizing people are escaping the commercials, they’re putting a very small amount of commercial time into a typical television hour. So again, it varies from title to title, but on a typical episode of 24, which I watch on Hulu, you get a 15-second video spot at the beginning; about 15 minutes, in you may get a 30. You may get one other 30 somewhere in there, but you have like a minute to a minute and one-half of commercials that take you through what would normally be a television hour with something like 18 minutes — 16 minutes, depending on the network of commercial time.
So obviously, a significant decrease in the amount of commercials you’re being asked to watch to pay for the viewing of that show. Because watching commercials pays for television shows. That’s — without the revenue, there’s no way for these networks to keep producing them.
So they’re experimenting with ways that are innocuous enough that people don’t want to bother skipping the commercials and actually technically can’t so easily. Because by the time you skip it, it’s over. And that’s the idea of the gay Hulu solution — to basically — the new Gay.com will essentially consist of gay Hulu sitting side by side with the Gay.com social network.
And I know this is rather small and this is a very preliminary design of what we’re planning on doing, but you can see that it lets you forward videos to friends; there will be movie chatrooms; you can become a fan of a video, have that content on your user site. It’s just an integration of video into the social network that is Gay.com.
And so the concept is, take what’s going on in media, don’t fight it; run with it. And really take advantage of the fact that you have this social network, and rather than worrying that you’re not competing with Facebook, create a special virtual place that Facebook doesn’t have, for your community.
And again, going back to the — what just went on politically in California and other states, anyone who says, oh, gosh, gay people don’t need that place anymore; gay people have been completely integrated into mainstream media; gay people’s political needs are being met, I think are, in my opinion, delusional.
I think we have 20 more years minimum of a fight on our hands. We’re going to need to be just like all smart politicians — very web-savvy. We need to be very connected as a community. We need to have a lot of self-esteem about who we are. We need to deliver those media images and give self-esteem to those who don’t have it, and help them on their journey and move forward.
All right. Company overview. Pretty straightforward stuff. The online side of the Company will include all of the big URLs — Gay.com, Out.com, Advocate.com, and with the Gay.com URL adding in the entire gay Hulu aspect of itself. Currently, those sites sit at over 3 million monthly unique visitors.
Publishing, we talked about a little bit — Advocate, Out, HIV Plus, are our three biggies. Their annual circulation is still over 5 million. And I will tell you, the value of those brands to advertisers is still really important. What we have been doing to make those brands more valuable is selling 360 advertising packages; not focusing on just buying magazine pages, because all magazines are problematic in that regard.
We don’t want to focus on that. We want to focus on these brands. We want to focus on the desirability of these brands to advertisers. And when this works, we’re selling events, we’re selling online, we’re selling prints, we’re selling pre-roll, we’re selling poster roll — that’s what gets someone excited these days because they get a really engaged viewer; someone who really is seeing their ad and paying attention to it.

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
Here Networks is our SBOD/Linear service, which we like to refer to as gay HBO, because that’s our aspiration. And it’s available on all major cable systems in the country. And if it’s not available, it will be shortly on both satellite providers in their On Demand systems, as they add a mega-broadband component to their current one-way satellite delivery.
So, we are well-known with the cable operators. We’re getting carried pretty much everywhere you can be carried, with an exception of a few smaller cable systems. We’re on both of the telcos, mega-broadband brands, Verizon FiOS and ATT U-verse. So, that’s what’s going on over at the cable network.
Filmed entertainment is really the production business. And Steve and I have been doing that — it seems like forever. But we’ve been doing it together for over 15 years. And as independent filmmakers, we’ve always had to make films and television shows for much lower budgets than large media companies. We never had the luxury of being able to spend more. And necessity being the mother of invention, we had a lot of invention on how to make high-quality cable and theatrical product for very, very low prices.
And we will, later on in our discussion, just walk through an example of how we put one of these movies together, because I always feel like people are afraid of production. They always feel like production is scary. We have found production to be a very reliable and profitable business for us for many, many, many, many years. In fact, it has been responsible for giving us the cash to actually feed all of our other missions and initiatives.
So, we produced over 150 hours of original programming last year and we plan to do the same thing in this coming year. So, turning the page.
Just to give you an idea of some of our carriers and where Here Networks is carried — I really just like all the little purple exclamation marks, which is why I included this slide — but you get the idea.
And for any of you who don’t know Here, just to be pointed about it, Here has its own original movies, original series, original documentaries and original music specials through its own music publishing arm, Here Tunes. And we also are one of the big acquirers of independent gay and lesbian product from around the world. And we have had a special focus on world cinema recently, as we try to get many diverse positive images of our community to be seen by everyone.
And by the way, one of the films that we bought recently as part of our world cinema initiative, received a nomination for Best Foreign Film from the Oscars this past week. So we’re pleased about that. So, we’re picking some good ones, apparently.
So moving on, filmed entertainment. Again, talking about the fact that we have continuously, for years, done hours and hours and hours of this all the time and we’re really good at it. And it’s been a reliable revenue generator for us. And we just put a few of our titles here, because Gods and Monsters, we always put up because it was really the film that broke us into the GLBT niche, which received — Steve? How many — it’s received — three Oscar nominations? Two Oscar nominations?
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
Three Oscars nominations and won one.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
And one for Bill Condon as Best Adapted Screenplay. Bill’s actually the Executive Producer of the Oscars this year. And Too Cool for Christmas we could in because it is a group of what we call our dual purpose movies — and I don’t really like that phrase, but that’s what they are — where we actually do a straight version and a gay version of our films. The actual film we produce is the gay film, and then what we do is replace certain scenes with straight scenes that we do to sell to certain international markets

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
who will not buy our gay version. We always try to sell the gay version first, but if there’s a market that won’t buy the gay version, we will sell them the straight version or oftentimes, people buy both.
And that allows us to generate more revenue out of these titles, which is all good. Dante’s Cove was kind of a — was our first breakout series; Sexy Gay Buffy, that is planning to go into production this year because we just can’t stop. And Hot Gay Comics represents a whole group of our lower-priced series; things that are produced entirely in-house, tend to be non-story form as opposed to story form — story form being more expensive. But again, all designed around positive images of our community for our community. So I’ll flip to the next page.
Distribution. These are just some of our buyers from around the world that support the product that we produce, and have for a very, very long time. And we have, wherever possible with our content, maintained the broadband rights for it in most countries of the world. So, not in every country, because some of our bigger buyers simply demanded the broadband rights, but in most cases, we’ve been able to maintain broadband rights on an international basis.
So, shortly after we get through absorbing — we just got through absorbing the magazines; we’ll get through absorbing this merger, we will focus on the launch of the international players, so that content can be viewed in countries around the world by members of our community.
Moving on, [this is] the same dual purpose movie that we purposely put on the — a couple of slides ago. We wanted you to see how we make these, so you get an idea of how we do them and why we do them. This is a little bit of our secret sauce, but we’re going to generally share it with you here, because we didn’t want people to have the feeling that production was a hugely risky business.
This particular picture cost us a little bit over $1,500,000. That’s the — Steve, was that the US or the Canadian? That was the US special, wasn’t it?
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
The US.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
That was the US, the dollar budget. This film was produced in Canada, as are many of our films. It is not in this PowerPoint, but we own a small percentage — I think it’s 13%, 14%, Steve?
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
14%.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
14% on Out TV in Canada, which is the digital must-carry network in Canada, meaning that the Canadian government demands that every cable and satellite provider carry the channel, part of their social initiative. And we have a small percentage ownership of that. In fact, the plan is to change Out TV’s Canada’s name to Here TV Canada sometime this year, as soon as we can work out all of the technical side of that.
But I’m also a Canadian-landed immigrant, so qualify for the Canadian subsidies. But we work largely with our Canadian partner, James Shavick, who owns Out TV with his wife, Joy MacPhail. We’ve worked with James for almost the full 15 years we’ve been

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
a company. James has always been our Canadian production partner. And James arranges for the subsidies, as well as Canadian sales.
When you are a Canadian content picture, your picture is worth more in Canada. So the broadcasters who have envelopes from government will pay you much higher prices than they would for a similar US-made or non-Canadian-made picture. So these are all done as Cabco Films, Canadian content films. And thus we can get enhanced sales for those pictures, and that really helps the bottom line.
In the case of this particular movie, it sold to multiple networks in multiple Windows, which was also very helpful. The subsidies come both from provincial subsidies and federal subsidies. In this case, British Columbia, which is where we — which is our primary Canadian production center.
So, you start out at $1,530,000, then you subtract out the Canadian sales and subsidies, which are all banked by the Canadian banks. So you’re not using your cash for that. Basically, you work with the Canadian banks and they pre-bank those subsidies and sales for you. So it gets your cash investment down — in this case, to about $530,000 for the whole movie.
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
And Paul, I might mention that that’s the maximum number we try to put into any particular picture. That’s kind of our target.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
Yes. So, the actual budget may vary, but our investment, which we try to keep at $0.5 million, but sometimes we go a little bit more if we want a particular star or something else is going on that we think is important to enhance the picture. But that’s where we try to keep the investment.
And in many cases, we’re able to keep our investment down significantly lower than that. And it’s only rarely that we go above that.
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
We’re doing a lot of pictures right now where the investment is a couple hundred thousand or less — our portion of it.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
Our portion of it — which is where we try to be. Because that’s the way you take the amount of money that we have and create millions and millions and millions of dollars of content. It’s kind of a shadow form of financing for independent film and television.
And it’s been intriguing to use this, which we’ve been doing for years and years, for other networks, for our own network. And we’ve been — Steve and I have produced for most of the major basic cable networks; certainly have sold acquisitions to them if we haven’t produced specifically for them.
And so our concept in starting Here when we did was, let’s use the same techniques that we’re using to help other people’s business, help our own business. And even if we have limited distribution to start, as technology catches up with us, we will own and control that content, so we can profit from it later. And you’re fast-forwarding ahead five years, seeing the next step in that process, which is essentially mega-broadband distribution of that content.

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Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
To continue on this, though, the net production cost of $530,000, Here paid an internal license fee to ourselves of $200,000. Lifetime licensed the non-gay version for $400,000, so we were able to get $600,000 out of the US from those two licenses. There was also some DVD revenues, et cetera, that fall into the other revenues category, which also includes foreign. And buyers for this particular film — Steve, tell me if I’m wrong, was TF1? or was it M6 for this?
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
It was M6.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
M6? And in Spain, was it Antena Tres or TeleCinco?
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
I think it was Antena Tres.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
I think it was as well. So we have a number of buyers in each territory, and it’s our job, of course, to get the best price in each of the territories. And in certain territories, we had output deals, where as long as we make the film within a certain set of parameters, we can put the film to those buyers.
And that is how we create the financing to make a lot of these productions that would not make financial sense if you were having to write the whole check yourself. And you can see when you start to do 150 hours of content a year, how much you’d be spending if you were really spending — if you weren’t getting all these sales and subsidies coming in. So — and that the profit from that activity has helped us fund really all of our other activities.
Turning the page. Regent Entertainment Media is really the company that we bought the magazines into, so to speak. That was the company that bought the magazine assets from PlanetOut. And we have worked very, very hard on the digital side of those brands — not only providing The Advocate with its very first digital editor, but providing all of those brands with their first video content.
And if you go to Out.com, you will be able to see — I’m not quite sure what’s up right with the Out 100, we made into a television special, but we cut it up into segments. I think that’s still on Out.com. If not, there’s something else up video-wise.
Advocate.com, we were fortunate enough last week, during the inauguration, to sit down with Bishop Robinson and to get a — we’re doing a whole special on him, which we took five or six minutes out, so that The Advocate could be relevant and pertinent during the inauguration, especially since HBO managed to leave his prayer out of their broadcast of the opening ceremonies, which is a problem in and of itself. We’ll keep moving on.
The compelling gay market. This — you’ve all heard this before to some extent. The reason we laid it out visually in this way is to really show how far as a community we have come in 10 years. 1997 was not all that long ago. It seems like forever ago, but it wasn’t all that long ago. And at that time, even these important seminal brands were having a lot of trouble getting more than just a handful of advertisers to come to the table.
And the growth in the number of advertisers over the last 10-plus years has been rather astonishing. And what’s really interesting about that now, as advertisers in general are looking at how they spend their money very carefully, what we’re providing them

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Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
here, with this new Here Media opportunity, is a way to reach not only an engaged viewer, but to reach an engaged viewer at a lower price than attempting to reach the general audience, because of how we scale the entire business.
We’re creating a great value for our advertisers. And as we all now, gay and lesbian consumers are great consumers, especially during times when families and other people may be experiencing the recession to a point where they’re not spending, there is an argument that the gay and lesbian community is a bit more recession-proof. And that there’s — simply because of its greater disposable income, and frankly, because at this moment, we still have fewer gay and lesbian households with children and other demands.
So it’s important to note that although we are entering a recession, like in all bad situations, there are opportunities. And if you design your solution properly, you become that opportunity for people. And that’s what we try to do here.
Going to the next page — a discussion of Steve and I. And Steve and I have been business partners for over 15 years and are best of friends. Steve is straight, but a huge gay supporter. And his daughter Boo, who is part of our community, is actually working at The Advocate now. And she’s an amazing young woman.
And Steve has been — is not only the best father I think I’ve ever met, but is probably one of the most extraordinary supporters of our community that you will ever find. He has never hesitated to reach into his pocket or into his heart whenever our community needed something. And I am very proud that he is my partner and feel that I chose very wisely.
We have produced or distributed over 200 motion pictures and television shows together. We are a good, sophisticated management team. We’re very entrepreneurial. We have pretty much always been playing with our own money. So, losing it never seemed like a good option. So we have worked very hard not to do that and haven’t.
And Steve and I, for the first year of this new venture, are going to take a $1 salary each, which Tony is trying to figure out how you’re going to divide into 52 paychecks for us, but we’re going to let him work on that.
Then we’re going to move to the transaction. I’m going to let Steve talk, because you must be sick of me. I know I am. Steve?
Steve Jarchow — Here Networks and Regent Entertainment Media — Chairman of the Board of Directors
Well, the structure of the transaction is fairly straightforward. As Paul indicated, the holding company which will own these assets is Here Media. That company will own PlanetOut 100%. It will also own 100% of Here Networks and what Paul referred to as Regent Entertainment Media, which is the company that acquired from PlanetOut the brands, which are currently in magazine form that are being rather rapidly converted to a combination of print and digital.
It will also include, integrated within Here Networks, our full-blown production and distribution operation. We are moving the people who have worked for Paul and myself and have run that business, for the last 10 years, into that business because that is an integral part of operating a TV network.
And if you read the recent press, a number of the major studios are combining their TV operations with their studio operations. And we’ve studied that and decided that that makes a lot of sense for us as well. We obviously don’t carry the overheads that they do by any stretch of the imagination.
We run our Company very tightly. And Paul and I are intimately involved in the management of the business and the greenlighting and the production of the content for our various activities. And that is what this Company will own. And we think it’s a terrific combination.

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Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
In terms of the ownership, the PlanetOut shareholders will own 20% of the common stock. Our group will own 80% of the common stock. But an interesting and important aspect of this is that we have effectively subordinated our piece to a limited liquidation right or preference for the PlanetOut shareholders at $4 per shares. And effectively, what that means is if the Company is sold or liquidated during the next four years, the first $4 per share goes to each of the PlanetOut shareholder’s shares of stock.
And this, in effect, provides a floor as to what can be lost by the PlanetOut shareholders in the transaction. It was intended to give all of you a confidence level that we’re prepared to take what, in the case of our Here Networks business, is five years of work and a great deal of capital investment, generated from profits from our other ventures as well as our own money, and put that behind your investment.
And in addition, take what Paul alluded to, as our 15 years of production activities and going forward, subordinate that as well. And that is designed not only to protect you, but also to give you a confidence level that we mean business on this. And we are going to be working extremely diligently and hard to make this a success.
We’re taking effectively no salaries for the first year. The benefit we expect to receive from this is going to come from the value created in the transaction. And we feel good about our prospect of success. We think we know what can be done here, and we think we have a structure which rewards us appropriately for contributing the assets we are contributing; also rewards us appropriately for the success we think we can have, but protects the PlanetOut shareholders at a level that is appropriate, relative to the value of their contributions.
So, that is the basic structure. The transaction structure is described on the next page, where essentially, we’re contributing what we’re contributing. I’d described that — you’re contributing what you’re contributing. We’re also adding to the kitty $4.7 million in cash. This was a negotiated number based on a lot of conversations with management and the Board and with Allen & Company.
And again, it leaves you with a 20% ownership position and a much stronger, integrated company. And very importantly, the special stock protection of $4 per share with respect to the downside on the transaction.
So that is in effect the basic structure. It was discussed over an extensive period of time and I think it strikes a nice balance. And for us, we are really excited about the challenge and the hard work and what it will take, and we think this structure puts it in a way that gives us a chance to create a real value for you and for ourselves.
And we believe that if we can do this successfully — and we think we will be successful — that this will create a valuable business and a business that can be built into something that goes beyond itself.
I’ll also point out something that is noted on a subsequent chart, which is that the Company is effectively facing delisting — it doesn’t qualify for listing on a stock exchange at the moment because of its reduction in value and its not meeting other criteria. So, the Company will continue to be a publicly traded company and a public reporting company. It will be traded over the counter, so you will have the ability to buy and sell the stock.
Given the stock performance over the last couple of years and given the current value of the stock, obviously there’s a limited liquidity in the stock right now. We don’t think the current structure of not being listed on a stock exchange and only being over the counter company, given the current situation with respect to this specific company and the marketplace, is going to change your liquidity one iota.
And our plan is to continue to do public reporting, because it is required to provide that kind of information; for the next year or so, to not provide guidance, because we don’t think that’s a useful exercise. But our goal is to work very diligently to get this Company to a point were it is cash profitable and earnings profitable by the end of ‘09 with the prospect — if it qualifies, and we think we can get it to the point where it might well qualify — have the Company relisted as appropriate, hopefully at a more robust value, and give ourselves a chance, together with you, to create significant additional value.

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
So, Paul, I’ll turn it over to you to wrap up with our immediate objectives and then our long-term objectives.
Paul Colichman — Here Networks and Regent Entertainment Media — President and CEO
All right. I’m going to do it all in five minutes, because that’s how much time we have left. So, the immediate and long-term within five minutes.
Stabilize operations and integrate the online platforms. We spoke to that a bit earlier. We have a lot of things that we do in common. And those things that we can now do jointly will enable us to free that staff up to create more content for our now-joint operation. And when we can use those people to create more content, content is marketing; content drives viewership; it all becomes a positive situation.
So we are going to reallocate those resources in a way that make these sites a better place to come visit. There’s more to do; there’s more reason to stay, and with better quality content so that advertisers will look to us first when they’re trying to reach our community.
Again, there are some cost reductions through operational efficiencies and elimination of duplicate overheads. By the way, that’s not just people. So I know people immediately think, oh, the big — the axe is coming. Well, first of all, we run a very lean staff to begin with, and Karen has already done a massive staff reduction. I certainly can’t say there won’t be any more staff reductions, but there’s a lot of other ways to cut overheads that may make more sense. And also, there’s an opportunity to redeploy certain people from doing one thing to doing something else that may be more productive for the Company.
Back to the revenue-generating initiatives, well, that goes without saying. Cross-sell professionally-produced content across multiple platforms as well. I think I’ve talked your ear off about that already throughout this presentation. But I think we’re going to be in a very unique situation on a go-forward basis to serve our community and our advertisers by doing that activity.
I’m now getting the three-minute sign. I’m going to start hurrying. Further objectives. Profitable company serving the gay demo worldwide. Obviously, if you’re not profitable, you’re not going to be around. And we do consider ourselves of service to our demographic worldwide. And our missions is always in the forefront of our minds every day when we come to work.
Lifting on a major stock exchange as soon as we qualify. Steve went over that. Focusing on profitability and stability. I think we have done that in our business plan. And we will consider other opportunistic acquisition possibilities, if they make strategic sense for our business.
And in conclusion, I’m going to — let me see, I’ll just read these off to you and then hand it to Karen to conclude. Listen, our revenue comes from subscriptions both to the social network and the television network. Transactional business, advertising across all platforms — the way we’re designing this is incredibly powerful and scalable. We should be able to grow this in a very reasonable period of time.
We’re a content-oriented company; we’re not a software-oriented company. We have a huge amount of experience at that and we love it. And we are literally tapping into today’s zeitgeist — what’s going on in media today.
Karen? Before our time runs out?
Karen Magee — PlanetOut — CEO
Right. With just two minutes to go, I’d like to wrap up with a description of our next step.

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FINAL TRANSCRIPT
Jan. 26. 2009 / 5:00PM, LGBT — PlanetOut, Here Networks and Regent Entertainment Media Announce Merger to Create Here Media Inc.
We have submitted our preliminary proxy statement prospectus to the SEC. That needs to go through an approval process, which is likely to take at least several weeks. Once we have SEC approval, we can distribute the proxy statement prospectus to our shareholders, and approximately 30 days later, hold a shareholder meeting to seek approval for the transaction. So, depending on how long the approval process takes, we are hopeful that a closing can take place early in the second quarter.
I hope that we have been successful in our effort to articulate the benefits and opportunities that we all believe are presented by this proposed business combination, and to share our enthusiasm for what we believe will be a new company with extraordinary potential.
As Paul so clearly outlined in his remarks, we believe that the strategic fit between PlanetOut, Here Networks and Regent Entertainment Media, and the complementary nature of these respective businesses, their client bases and their audiences, will result in a combined Company with greater financial and market strengths than either business on its own, and will increase — will create increased value for all of our shareholders.
Thank you for joining us today.
Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.

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